OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

UBIF Tech Solutions, Inc.

**506 HICKORY CREEK COURT
LITTLE ROCK, AR 72212**

WWW.UBIFTECHSOLUTIONS.COM

UBREAKIFIX

1869 shares of Class A Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 177,272* shares of Class A Preferred Stock ($948,405.20)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,869 shares of Class A Preferred Stock ($9,999.15)

Company	UBIF Tech Solutions, Inc.
Corporate Address	506 Hickory Creek Court, Little Rock, AR 72212.
Description of Business	The Company is a franchisee of UBIF Franchising, Co. with the rights to develop over 30 uBreakiFix stores in certain protected territories in Oklahoma, Missouri and Arkansas operating as uBreakiFix. UBREAKIFIX™ stores principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products.
Type of Security Offered	Class A Preferred Stock
Purchase Price of Security Offered	$5.35
Minimum Investment Amount (per investor)	$535

The 10% Bonus for StartEngine Shareholders

UBIF Tech Solutions, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $5.35 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $535. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

The Company signed a Franchise Agreement with UBIF Franchising Co., a Florida corporation (the "Franchisor") dated December 21, 2017 to become a franchisee of the Franchisor. The Franchisor and/or an affiliate of Franchisor owns certain proprietary and other property rights and interests in and to certain marks, including the "UBREAKIFIX" name and service mark.

The Franchisor has developed a comprehensive system for the operation of stores under the marks and in accordance with the Franchisor's System Standards that principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products, including offering the Franchisor's Device Recommerce Program, which the Franchisor approves from time to time, to residential and small business customers at and from the Company's location and on a limited mobile basis within the Company's territory.

The Franchise Agreement is for a term of ten (10) years, ending on December 20, 2027 but provided that the Franchisor is then offering Franchises in the same state in which the Company's store is located, at the expiration of the initial ten (10) year term, the Company shall have the right to enter into a new franchise agreement in the form then generally being offered to prospective "UBREAKIFIX" franchisees for a ten (10) year period (the "First Successor Term"). The successor Franchise Agreement shall likewise grant the Company the right to enter into one additional successor Franchise Agreement for a third ten (10) year period for a total of thirty (30) years.

In addition to the Franchise Agreement, the Company entered into an Area Development Agreement giving the Company the exclusive right to open UBREAKIFIX™ stores in the Ft. Smith, Arkansas area, the Northwest Arkansas area

(Fayetteville north through Bentonville), the Springfield, Missouri area and within the state of Oklahoma centered on the Tulsa and Oklahoma metropolitan areas. The Area Development Agreement calls for the Company to open one (1) location by June 1, 2018, a second location by December 18, 2018, a third location by April 1, 2019 and a fourth location by August 1, 2019.

By an Addendum to Area Development Agreement dated December 21, 2017 (the "Addendum"), the Company and the Franchisor agreed to permit the Company to potentially expand the Company's development areas in St. Louis, Missouri to ten (10) locations, in Oklahoma City, Oklahoma to eight (8) locations, in Tulsa, Oklahoma to four(4) locations, in Jefferson City, Missouri, Joplin, Missouri and Columbia, Missouri to one (1)location each. Under this schedule a total of twenty-nine (29) stores are to be open by June 1, 2021.

Alternatively, the Addendum provides the Company a right of first refusal to expand the development area to include Kansas City, Missouri for thirteen (13) locations, Oklahoma City, Oklahoma for eight (8) locations, Tulsa, Oklahoma for four (4) locations, and Jefferson City, Missouri, Joplin, Missouri and Columbia, Missouri for one (1) location each. Under this alternative schedule a total of thirty-two (32) stores are to be open by June 1, 2021.

The Franchisor is to notify the Company whether it will offer the Kansas City, Missouri area. If the Franchisor offers the Kansas City alternative and the Company exercises the right of first refusal, the alternative development schedule described above will be substituted for the current Area Development Agreement. The terms of the Addendum required the payment by the Company of a total of Three Hundred Twelve Thousand Five Hundred Dollars ($312,500) before March 14, 2018 if the first alternative is chosen and the payment of Three Hundred Fifty Thousand Dollars ($350,000) if the second alternative is chosen. However, the Company negotiated an extension of the payment deadline to May 14, 2018. As of the date of this Circular, the Company has not been notified if the Kansas City alternative is available.

The Company has negotiated and signed a lease agreement for its first location in Springfield, Missouri. The location opened for business on April 30, 2018. As of the date of this Offering Circular, the Company has seven (7) employees, two (2) of whom are the President and Chief Operating Officer and five (5) of whom are slated to operate the initial Springfield, Missouri location. Three (3) of the seven (7) employees have completed the Franchisor's intensive training in how to diagnose and repair computers, smart phones, tablets, gaming consoles and other electronic equipment. The remaining four (4) have received in-house training in these services. Two (2) of the employees who will be working at the first store in Springfield, Missouri will manage this location on a full time basis until the Company is ready to hire and train employees for the next store location. Before being hired by the Company, both of these individuals had prior experience in supervisory and management role with cell phone carriers. The Company's plan is to utilize these individuals as internal trainers and development resources for new locations as they are developed.

The Company intends to open stores in accordance with the terms of the Area Development Agreement and operate each in accordance with the terms of the Franchise Agreement that will be associated with each location.

The Franchisor was recently selected as the official repair facility for Samsung nationwide. Beginning March 15, 2018 the Korean electronics giant partnered with the UBREAKIFIX™ repair service for one-day, in-person care of broken Galaxy devices. Samsung teamed up with electronics repair company UBREAKIFIX™ to offer same-day service to Galaxy phone owners in the U.S. Owners of phones needing repair can schedule appointments online or drop off their devices at one of the electronics repair service's more than three hundred (300) locations. Most repairs will be done within two (2)hours or less, Samsung says.

Sales, Supply Chain, & Customer Base

Discuss the sales, supply chain and customer base of your company if not discussed above.

Competition

The Company faces significant competition in the market for electronic repairs. Competitors offering franchise stores similar to UBREAKIFIX™ include LifeLine®, Batteries+Bulbs®, Device Pitstop, iDropped®, StayMobile®, iFixandrepair, Cellairis®, experimax, iCareRepair and others. In addition, independent repair facilities are present in most markets which may have reduced costs potentially leading to lower prices. See, Risk Factors below.

Liabilities and Litigation

The Company's liabilities include obligations under a One Hundred Thousand Dollar ($100,000) convertible note dated April 16, 2018 and certain lease obligations for its store locations. The Company is not currently involved in any litigation.

The team

Officers and directors

Mike Pierce	Director, Chairman and President
Brad Reece	Director, Secretary and Chief Operating Officer
Sam Dundee	Chief Financial Officer

Mike Pierce
Mike has started and led multiple companies. His area of business involvement has been in real estate development, consulting, restaurant development, retail development and operations. Mike sold his restaurant companies in late 2010 and at

that time had over five hundred (500) employees. From January 2013 through September 2017, Mike served as President of Cantrell Drug Company, a pharmaceutical company located in Little Rock, Arkansas . He has served on the board of several public companies, was one of the founding directors of a public company and presently serves on the board of a large health care company. Mike's background in business, commitment to training and developing teams, commitment to quality and customer focus provide him the expertise to lead UBIF Tech Solutions, Inc. Positions and offices currently held with the issuer: Position: President Dates of Service: December 1, 2017 - present Responsibilities: Overall management and leadership of the company Other business experience in the past three years: Board Member of Baptist Health (a large health care provider) for the past 10 years and served on multiple committees. Employer: Cantrell Drug Company Title: President of Cantrell Drug Company Dates of Service: January 1, 2013 - September 7, 2017 Responsibilities: Management and leadership of the company

Brad Reece
Brad attended Drury University with a focus on business and brings over twenty (20) years of multi-state leadership experience, operations management and team building. Brad was an operating partner at a cross country restaurant chain with management responsibilities in multiple states. Brad's assignments included managing construction, developing and implementing successful operational and marketing strategies. Brad also served as director of operations for a multi-location business in two (2) states for over fifteen (15) years. From September 2015 through December 2017, Brad served as the Director of Operations of Cantrell Drug Company, a pharmaceutical company located in Little Rock, Arkansas. Between March 2011 and August 2015, Brad was an operating partner in Genghis Grill restaurants. Brad's background in business, commitment to training and developing teams, commitment to quality and customer focus provide him the expertise to lead the operations for UBIF Tech Solutions, Inc. Positions and offices currently held with the issuer: Position: Chief Operating Officer Dates of Service: December 10, 2017 - present Responsibilities: Lease and manage operations Position: Secretary/Treasure Dates of Service: December 10, 2017 - present Responsibilities: Records

Sam Dundee
Sam has many years of business experience gained as a partner in CPA firms, company controller, chief financial officer and business owner focusing on real estate development, construction and multi-unit franchise restaurants. He has extensive experience in all accounting functions, financial reporting, all business taxes, budgeting, risk management and strategic planning. Sam has worked with Mike Pierce in many business ventures over the last 30 years, including working with Mike and Brad Reece for 15 years. He has a bachelors degree in accounting from Texas A&M-Texarkana and a master's degree in accounting from the University of Houston-Clear Lake City. Sam is a certified public accountant and a member of the AICPA, ASCPA and licensed as a CPA in Arkansas and Texas. Sam's background in business, accounting, finance and strategic planning has prepared him to manage the accounting and finance activities of UBIF Tech Solutions, Inc. Positions and offices currently held with the issuer: Position: CFO Dates of Service: August 1, 2018 -

present Responsibilities: Financial management and cash management Employer: Cantrell Drug Company Title: CFO Dates of Service: August 1,2017 - July 31, 2018 Employer : Cantrell Drug Company Title: Director of Strategic Planning Date of Service: March 1, 2015 - July 31, 2017

Number of Employees: 7

Related party transactions

The company has not conducted any related party transactions.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Competition** As noted above, the Company will compete with larger, established companies who currently operate in the electronic repair market. These competitors may have greater financial resources and marketing/sales and human resources than the Company. Competitors may succeed in opening and marketing competing repair facilities sooner than the Company in its areas of development. They may also complete partnerships, cooperative arrangements or manufacturer relationships that are superior to those developed by the Company or the Franchisor. There can be no assurance that competitors will not provide superior services at lower costs or enjoy other competitive advantages that render the services offered by the Company uncompetitive. It should further be assumed that that competition will intensify.
- **Key Personnel** The success of the business is heavily dependent on the work and leadership of key management personnel, specifically Mike Pierce, President, and Brad Reece, Chief Operating Office. If either of these individuals were to leave the Company, it would be difficult to replace them, and the business would be harmed. The Company will also need to retain additional highly skilled personnel if it is to achieve effective growth. Future success will depend upon our ability to identify, hire, develop, motivate, and retain these highly skilled individuals in all areas of the Company's organization. Competition in the electronic repair industry for qualified employees is intense, and the Company anticipates that competitors may attempt to hire Company employees and officers, all of whom are at-will employees and not parties to employment agreements with the Company. In addition, the barriers to entry in this business are relatively low and there exists the possibility that Company employees may terminate their employment to open competing business locations.
- **Failure to Perform Under Franchise or Area Development Agreements** The operations of the Company are dependent upon the Company remaining a franchisee in the UBREAKIFIX™ system. Continuation as a franchisee requires compliance with the terms of the Franchise and Area Development Agreements, including meeting store opening requirements, payment of area development and franchise fees by dates certain and payment of royalties and other fees or assessments. To the extent the Company fails to raise sufficient funds to secure

development rights under Area Development Agreements or fails to open stores according to the terms of the Franchise and Area Development Agreements, the Franchisor may declare a default of the Company to the terms of these agreements. If a default is declared, the Franchisor may have the right, among other remedies, to terminate the franchise relationship and demand return of all UBREAKIFIX™ trademarked items and materials. Loss of the UBREAKIFIX™ franchise relationship would be of such significance that the Company most likely would not be able to continue in business, leading to a complete loss of investment in the Company.

- **Subsequent Financing** The Company may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of the Company's Class A Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the Company's Class A Preferred Stock. In addition, if the Company needs to raise additional equity capital from the sale of Class A Preferred Stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms offered in this offering, including the possibility of a lower purchase price.

- **Limited Transferability and Liquidity** Each Class A Preferred share will be acquired for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the Company's Class A Preferred Stock. No public market exists for the Company's Class A Preferred Stock and no market is expected to develop.

- **Management Discretion as to Use of Proceeds** The Company's success will be substantially dependent upon the discretion and judgment of the management team with respect to the allocation of the proceeds of the offering. The use of proceeds described below is an estimate based on the current business plan. The Company, however, may find it necessary to re-allocate portions of the net proceeds reserved from one category to another, and management will have broad discretion in doing so.

- **Reliance on Franchisor** The Company will be dependent upon UBIF Franchising, Co. for successful national and regional marketing campaigns to potential customers, and an effective PR campaign to raise the Company profile. In addition, the Franchisor will provide business systems and training that will affect the operations of the Company. Finally, the Company's Franchise and Area Development Agreements give the Franchisor certain rights with respect to the ownership and operation of the franchise stores of the Company. To the extent the Company loses its franchises, it may not be able to generate enough business to continue operations, leading to a potential complete loss of investment.

- **Expansion and Retention of Management Team** The successful completion of store openings and marketing goals is contingent on the expansion of the management team, in particular with regard to store management and technical repair capabilities. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting the Company's financial and expansion goals.

- **Status as a Minority Shareholder.** As a minority holder of Class A Preferred Stock, an investor will have limited ability, if at all, to influence Company policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. In addition, there is the potential for dilution. Assuming the sale of the Maximum, two hundred thousand (200,000) Class A Preferred Shares would be sold, leaving an additional two hundred thousand (200,000) authorized but unissued Class A Preferred Shares available for another round of stock sales. If additional Shares are sold, each investor's ownership percentage in the Company would be diluted. In other words, when the Company issues more Shares, the percentage of the Company that an existing shareholder owns will decrease, even though the value of the Company may increase. This increase in number of Shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock. If the Company decides to issue more Shares, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share. The type of dilution that hurts early-stage investors mostly occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. Any investor making an investment expecting to own a certain percentage of the Company or expecting each Share to hold a certain amount of value, must realize how the value of Shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Share, ownership percentage, voting control, and earnings per Share.


OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES


Ownership

- Name of Trustee: Premier Trust Inc. Name of Trust: Michael W Pierce 2017 Irrevocable Spendthrift Trust, 100.0% ownership, Class B Common Stock
- Tommy Woods, 41.0% ownership, Class A Common Stock
- Robert Stuckey, 41.0% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 0

The maximum number of authorized Class A Common Shares is four hundred thousand (400,000).

Shares have a par value of $0.001.

Each Class A Common Share will be issued upon the conversion of a Class A Preferred Share on a one-for-one exchange ratio as set forth above. Class A Common Shares are voting Shares and are entitled to the rights and benefits as set forth in the Articles of Incorporation of the Company. The combination of the Class A Preferred Shares and the Class A Common Shares shall at all times, and irrespective of any future issuance of Shares of any class, constitute thirty-five percent (35%) of the voting Shares of the Company.

Class A Preferred Shares, Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares together shall constitute all of the equity interests in the Company and Class A Shares (Preferred and Common) combined with Class B Common Shares shall constitute one hundred percent (100%) of the voting Shares. Equity interests and voting interests shall be allocated among the holders of Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares consistent with the provisions of paragraph 2 of the Articles of Incorporation of the Company.

Any dividend, or any disbursement due to liquidation, shall comply with the following:

- Dividends shall be distributed as follows:
- First, until the shareholders owning Class A Preferred Shares have received cumulative distributions under subsection (A) below equal to their initial purchase price of the Class A Preferred Shares when issued by the Company ("**Basis**"):
    - Seventy percent (70%) to shareholders owning Class A Preferred Shares pro rata in proportion to each shareholder's ownership of Class A Preferred Shares to the total of all outstanding Class A Preferred Shares; and
    - Thirty percent (30%) to commons shareholders pro rata in proportion to each shareholder's ownership of Class A Common Shares, Class B Common Shares and/or Class C Non-voting Common Shares to the total of all outstanding Class A Common, Class B Common and Class C Non-voting Common Shares.
- After all shareholders owning Class A Preferred Shares have received cumulative distributions equal to their Basis and each Class A Preferred Share has been converted to a Class A Common Share, dividends shall be distributed to the shareholders owning Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares in proportion to the shareholders' ownership of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares to the total number of Class A Common Shares, Class B Common Shares and Class C Non-voting

Common Shares outstanding, as adjusted from time to time. For the purposes of this section, only vested Class C Non-voting Common Shares shall be counted among Shares outstanding.

- Upon dissolution of the Company (i) an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution, and (ii) the Board of Directors shall proceed to wind up and liquidate the Company's assets (except to the extent the Board of Directors may determine to distribute any assets to the shareholders in kind), discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent, in the Board of Directors' sole judgment, with obtaining the fair value thereof. The proceeds of liquidation belonging to the Company, to the extent sufficient, shall be applied and distributed as follows:
    - First, to the payment and discharge of all of the Company's debts and liabilities to third parties except those owing to shareholders in general or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities of the Company, as appropriate;
    - Second, to the payment of any debts and liabilities owing to the shareholders;
    - Third, to the shareholders holding Class A Preferred Shares the amount of their unreturned Basis;
    - Fourth, subject to the ten percent (10%) limitation applicable to Class C Non-voting Common Shares as set forth in Section 2(d) of the Articles of Incorporation, to the shareholders in proportion to their ownership of Shares.
- Any assets distributed in kind shall be both (i) valued for this purpose at their net fair market value, and (ii) deemed to have been sold as of the date of dissolution. Fair market value of the Company's assets shall be determined by the Board of Directors; provided, however, that the Board of Directors may engage another person, at the expense of the Company to advise the Board of Directors with respect to the determination of fair market value.
- Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated, and the Board of Directors shall (i) file Articles of Dissolution with respect to the Company with the Arkansas Secretary of State and (ii) comply with any requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.
- Class B Common Stock: 1,400,000

The maximum number of authorized Class B Common Shares is one million four hundred thousand (1,400,000).

Shares have a par value of $0.001.

Class B Common Shares shall be issued for consideration as determined by the Board of Directors. Class B Common Shares shall be voting Shares and be entitled to the rights and benefits as set forth in these articles. Irrespective of any future issuance of Shares of any class, Class B Common Shares shall always constitute sixty-five percent (65%) of the voting Shares of the Company.

Class A Preferred Shares, Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares together shall constitute all of the equity interests in the Company and Class A Shares (Preferred and Common) combined with Class B Common Shares shall constitute one hundred percent (100%) of the voting Shares. Equity interests and voting interests shall be allocated among the holders of Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares consistent with the provisions of paragraph 2 of the Articles of Incorporation of the Company.

Any dividend, or any disbursement due to liquidation, shall comply with the following:

- Dividends shall be distributed as follows:
- First, until the shareholders owning Class A Preferred Shares have received cumulative distributions under subsection (A) below equal to their initial purchase price of the Class A Preferred Shares when issued by the Company ("**Basis**"):
    - Seventy percent (70%) to shareholders owning Class A Preferred Shares pro rata in proportion to each shareholder's ownership of Class A Preferred Shares to the total of all outstanding Class A Preferred Shares; and
    - Thirty percent (30%) to commons shareholders pro rata in proportion to each shareholder's ownership of Class A Common Shares, Class B Common Shares and/or Class C Non-voting Common Shares to the total of all outstanding Class A Common, Class B Common and Class C Non-voting Common Shares.
- After all shareholders owning Class A Preferred Shares have received cumulative distributions equal to their Basis and each Class A Preferred Share has been converted to a Class A Common Share, dividends shall be distributed to the shareholders owning Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares in proportion to the shareholders' ownership of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares to the total number of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares outstanding, as adjusted from time to time. For the purposes of this section, only vested Class C Non-voting Common Shares shall be counted among Shares outstanding.

- Upon dissolution of the Company (i) an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution, and (ii) the Board of Directors shall proceed to wind up and liquidate the Company's assets (except to the extent the Board of Directors may determine to distribute any assets to the shareholders in kind), discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent, in the Board of Directors' sole judgment, with obtaining the fair value thereof. The proceeds of liquidation belonging to the Company, to the extent sufficient, shall be applied and distributed as follows:
    - First, to the payment and discharge of all of the Company's debts and liabilities to third parties except those owing to shareholders in general or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities of the Company, as appropriate;
    - Second, to the payment of any debts and liabilities owing to the shareholders;
    - Third, to the shareholders holding Class A Preferred Shares the amount of their unreturned Basis;
    - Fourth, subject to the ten percent (10%) limitation applicable to Class C Non-voting Common Shares as set forth in Section 2(d) of the Articles of Incorporation, to the shareholders in proportion to their ownership of Shares.
  - Any assets distributed in kind shall be both (i) valued for this purpose at their net fair market value, and (ii) deemed to have been sold as of the date of dissolution. Fair market value of the Company's assets shall be determined by the Board of Directors; provided, however, that the Board of Directors may engage another person, at the expense of the Company to advise the Board of Directors with respect to the determination of fair market value.
  - Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated, and the Board of Directors shall (i) file Articles of Dissolution with respect to the Company with the Arkansas Secretary of State and (ii) comply with any requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.
- Class C Non-Voting Common: 155,500

The maximum number of authorized Class C Non-voting Common Shares is two hundred thousand (200,000).

Shares have a par value of $0.001.

Class C Non-voting Common Shares shall be restricted to employees of the Company and issued by the Board of Directors on such terms and conditions as the Board of Directors deems appropriate in its sole discretion, including vesting or forfeiture schedules determined on an individual, case-by-case basis. Class C Non-voting Common Shares outstanding (including both vested and unvested Class C Non-voting Common Shares) may not at any time exceed ten percent (10%) of the total Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares outstanding at such time (which shall be equitably adjusted to give effect to any Share split, reverse split or similar reclassification of the Shares). Class C Non-voting Common Shares shall be non-voting Shares, except as may be reserved under Arkansas law.

Class A Preferred Shares, Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares together shall constitute all of the equity interests in the Company and Class A Shares (Preferred and Common) combined with Class B Common Shares shall constitute one hundred percent (100%) of the voting Shares. Equity interests and voting interests shall be allocated among the holders of Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares consistent with the provisions of paragraph 2 of the Articles of Incorporation of the Company.

Any dividend, or any disbursement due to liquidation, shall comply with the following:

- Dividends shall be distributed as follows:
- First, until the shareholders owning Class A Preferred Shares have received cumulative distributions under subsection (A) below equal to their initial purchase price of the Class A Preferred Shares when issued by the Company ("**Basis**"):
    - Seventy percent (70%) to shareholders owning Class A Preferred Shares pro rata in proportion to each shareholder's ownership of Class A Preferred Shares to the total of all outstanding Class A Preferred Shares; and
    - Thirty percent (30%) to commons shareholders pro rata in proportion to each shareholder's ownership of Class A Common Shares, Class B Common Shares and/or Class C Non-voting Common Shares to the total of all outstanding Class A Common, Class B Common and Class C Non-voting Common Shares.
- After all shareholders owning Class A Preferred Shares have received cumulative distributions equal to their Basis and each Class A Preferred Share has been converted to a Class A Common Share, dividends shall be distributed to the shareholders owning Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares in proportion to the shareholders' ownership of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares to the total number of

Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares outstanding, as adjusted from time to time. For the purposes of this section, only vested Class C Non-voting Common Shares shall be counted among Shares outstanding.

- Upon dissolution of the Company (i) an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution, and (ii) the Board of Directors shall proceed to wind up and liquidate the Company's assets (except to the extent the Board of Directors may determine to distribute any assets to the shareholders in kind), discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent, in the Board of Directors' sole judgment, with obtaining the fair value thereof. The proceeds of liquidation belonging to the Company, to the extent sufficient, shall be applied and distributed as follows:
    - First, to the payment and discharge of all of the Company's debts and liabilities to third parties except those owing to shareholders in general or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities of the Company, as appropriate;
    - Second, to the payment of any debts and liabilities owing to the shareholders;
    - Third, to the shareholders holding Class A Preferred Shares the amount of their unreturned Basis;
    - Fourth, subject to the ten percent (10%) limitation applicable to Class C Non-voting Common Shares as set forth in Section 2(d) of the Articles of Incorporation, to the shareholders in proportion to their ownership of Shares.
- Any assets distributed in kind shall be both (i) valued for this purpose at their net fair market value, and (ii) deemed to have been sold as of the date of dissolution. Fair market value of the Company's assets shall be determined by the Board of Directors; provided, however, that the Board of Directors may engage another person, at the expense of the Company to advise the Board of Directors with respect to the determination of fair market value.
- Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated, and the Board of Directors shall (i) file Articles of Dissolution with respect to the Company with the Arkansas Secretary of State and (ii) comply with any requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

- Class A Preferred Stock: 22,728

The maximum number of authorized Class A Preferred Shares is four hundred thousand (400,000),

Shares have a par value of $0.001.

Each Class A Preferred Share is issued for the consideration as determined by the Board of Directors. Class A Preferred Shares are Voting Shares and be entitled to the rights and benefits as set forth in the Company's Articles of Incorporation. The combination of the Class A Preferred Shares and the Class A Common Shares shall at all times, and irrespective of any future issuance of Shares of any class, constitute thirty-five percent (35%) of the voting Shares of the Company. Class A Preferred Shares are entitled to a dividend preference and a liquidation preference as set forth below. Upon the date that the cumulative dividend distributions made to each Class A Preferred shareholder equals the initial purchase price of the Class A Preferred Share when issued by the Company, the Class A Preferred Share shall be automatically converted to a Class A Common Share. Upon the date that all four hundred thousand (400,000) Class A Preferred Shares have been converted to Class A Common Shares, no further Class A Preferred Shares shall be issued.

Class A Preferred Shares, Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares together shall constitute all of the equity interests in the Company and Class A Shares (Preferred and Common) combined with Class B Common Shares shall constitute one hundred percent (100%) of the voting Shares. Equity interests and voting interests shall be allocated among the holders of Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares consistent with the provisions of paragraph 2 of the Articles of Incorporation of the Company.

Any dividend, or any disbursement due to liquidation, shall comply with the following:

- Dividends shall be distributed as follows:
- First, until the shareholders owning Class A Preferred Shares have received cumulative distributions under subsection (A) below equal to their initial purchase price of the Class A Preferred Shares when issued by the Company ("**Basis**"):
  - Seventy percent (70%) to shareholders owning Class A Preferred Shares pro rata in proportion to each shareholder's ownership of Class A Preferred Shares to the total of all outstanding Class A Preferred Shares; and
  - Thirty percent (30%) to commons shareholders pro rata in proportion to each shareholder's ownership of Class A Common Shares, Class B Common Shares and/or Class C Non-voting Common Shares to the total of all outstanding Class A Common, Class B Common and Class C Non-voting Common Shares.
- After all shareholders owning Class A Preferred Shares have received cumulative distributions equal to their Basis and each Class A Preferred

Share has been converted to a Class A Common Share, dividends shall be distributed to the shareholders owning Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares in proportion to the shareholders' ownership of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares to the total number of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares outstanding, as adjusted from time to time. For the purposes of this section, only vested Class C Non-voting Common Shares shall be counted among Shares outstanding.

- Upon dissolution of the Company (i) an accounting shall be made by the Company's accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution, and (ii) the Board of Directors shall proceed to wind up and liquidate the Company's assets (except to the extent the Board of Directors may determine to distribute any assets to the shareholders in kind), discharge the Company's obligations, and wind up the Company's business and affairs as promptly as is consistent, in the Board of Directors' sole judgment, with obtaining the fair value thereof. The proceeds of liquidation belonging to the Company, to the extent sufficient, shall be applied and distributed as follows:
  - First, to the payment and discharge of all of the Company's debts and liabilities to third parties except those owing to shareholders in general or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities of the Company, as appropriate;
  - Second, to the payment of any debts and liabilities owing to the shareholders;
  - Third, to the shareholders holding Class A Preferred Shares the amount of their unreturned Basis;
  - Fourth, subject to the ten percent (10%) limitation applicable to Class C Non-voting Common Shares as set forth in Section 2(d) of the Articles of Incorporation, to the shareholders in proportion to their ownership of Shares.
- Any assets distributed in kind shall be both (i) valued for this purpose at their net fair market value, and (ii) deemed to have been sold as of the date of dissolution. Fair market value of the Company's assets shall be determined by the Board of Directors; provided, however, that the Board of Directors may engage another person, at the expense of the Company to advise the Board of Directors with respect to the determination of fair market value.
- Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated, and the Board of Directors shall (i) file Articles of Dissolution with respect to the Company with the Arkansas Secretary of State and (ii) comply with any requirements of applicable law pertaining to the winding up of the affairs of the

Company and the final distribution of its assets.

- Convertible Notes: 150,000

  $150,000 with interest payable monthly at 6% annual interest rate.

  Matures April 16th, 2020 and has a 90 day demand option

  Can be converted for shares at $5 per share for Class A Preferred

What it means to be a Minority Holder

Status as a Minority Shareholder. As a minority holder of Class A Preferred Stock, an investor will have limited ability, if at all, to influence Company policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

In addition, there is the potential for dilution. Assuming the sale of the Maximum, two hundred thousand (200,000) Class A Preferred Shares would be sold, leaving an additional two hundred thousand (200,000) authorized but unissued Class A Preferred Shares available for another round of stock sales. If additional Shares are sold, each investor's ownership percentage in the Company would be diluted. In other words, when the Company issues more Shares, the percentage of the Company that an existing shareholder owns will decrease, even though the value of the Company may increase. This increase in number of Shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more Shares, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share. The type of dilution that hurts early-stage investors mostly occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

Any investor making an investment expecting to own a certain percentage of the Company or expecting each Share to hold a certain amount of value, must realize how the value of Shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Share, ownership

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

As of the date of this Circular, the Company has begun generating operating revenue upon opening of the first store located in Springfield, Missouri on April 30, 2018.

Management believes that it will be a significant period before positive cash flow is generated.

The company will spend a majority of the funds raised on franchise and area development fees, capital expenses in opening new stores, and ongoing operating expenses.

Financial Milestones

As of the date of this Circular, the Company has begun generating operating revenue upon opening of the first store located in Springfield, Missouri on April 30, 2018.

The first 2 stores have strong monthly sales in the top 10% in the pier group. Labor, cost of goods and other operating cost are within our expectations. We believe the operating results will grow as we open additional stores generating earnings equal to are greater than expected.

The focus on A sites (3 additional sites currently under construction) will continue which we expect will generate additional stores that will add incremental earnings and perform above average as compared to the other uBreakiFix stores.

Management believes that it will be a significant period before positive cash flow is generated.

The company will spend a majority of the funds raised on franchise and area development fees, capital expenses in opening new stores, and ongoing operating expenses.

Liquidity and Capital Resources

The Company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the Company is successful in this offering, it will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company. Management believes that if the Company raises the Maximum, it will be able to sustain the business by controlling the pace at which new locations are opened. If the Company does not reach the Maximum, it will seek to raise additional capital on an expedited basis and adjust its schedule for opening new locations.

Indebtedness

The Company's material indebtedness consists of a convertible note as follows amount: $100,000 Interest Rate: 6% per annum Maturity Date: Upon 90 days demand or April 16, 2020 Conversion Feature: Principal and accrued interest for Class A Preferred Shares at Five Dollars ($5.00) Per Share Rick Caldwell is the lender

Recent offerings of securities

- 2018-04-16, 506(b), 150000 Convertible Note. Use of proceeds: Operations and Development Expenses/fees
- 2018-06-14, Reg CF, 22728 Class A Preferred Stock. Use of proceeds: The Company is seeking to raise a minimum of $14,980 (the Target Amount) and up to $1,070,000 (the Maximum Amount) in this offering through Regulation Crowdfunding. If the Company raises the Maximum Amount, it will fund the Company's operations as may be adjusted for delays in opening new locations based on operating cash flow from existing locations and operating expenses. Working capital will provide for general overhead and administrative expenses.
- 2017-12-01, Rule 4(a)(2), 1400000 Class B Common Stock. Use of proceeds: For Mike Pierce Initial payment for the franchise development fee and operations and expenses for training. Legal fees as well.
- 2017-12-01, Rule 4(a)(2), 155500 Class C Non-Voting Common. Use of proceeds: For Brad Reece Initial payment for the franchise development fee and operations and expenses for training. Legal fees as well.

Valuation

$8,443,519.80

We have placed a valuation on our business based on fully developing our trade area. We believe based on our opinion and the demand we see from private equity firms for multi unit area development, there will be a strong demand to purchase our stores.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.15	$948,405.20
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599.95	$56,904.31
Professional Fees	$7,500.00	$7,500.00
Net Proceeds	$1,899.20	$884,000.89
Use of Net Proceeds:		
Franchise & Area Development Fees	$1,899.20	$318,750.00
Store Openings	$-	$535,700.89 Six (6) stores
Working Capital	$-	$29,550.00
Total Use of Net Proceeds	$1,899.20	$884,000.89

The Company is seeking to raise a minimum of $10,000 (the Target Amount) and up to $948,405.20 (the Maximum Amount) in this offering through Regulation Crowdfunding. If the Company raises the Maximum Amount, it will fund the Company's operations as may be adjusted for delays in opening new locations based on operating cash flow from existing locations and operating expenses. Working capital will provide for general overhead and administrative expenses.

- Franchise & Area Development Fees ($12,500 **for each additional stores opened for balance of the franchise fee)**
- Store Openings **(Each store inventory, equipment/signage, training and tenant improvement for the space cost is $130,000 - $175,000. We have been able to negotiate most of the tenant improvement to be paid by the landlord bringing**

our cost to **$90,000** to $130,000**)**
- Working Capital **($25,000 per store)**

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event as described in 17 CFR § 227.503(a) has been recorded with respect to the Company, its officers, directors or shareholders.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available on its website in the section labeled "Investors." The annual reports will be available within one hundred (120) days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR UBIF
Tech Solutions, Inc.

[See attached]

UBIF TECH SOLUTIONS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

WITH

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

HoganTaylor LLP

CPAs + ADVISORS

CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
UBIF Tech Solutions, Inc.

We have reviewed the accompanying financial statements of UBIF Tech Solutions, Inc., which comprise the balance sheet as of December 31, 2017, the related statements of operations, stockholder's equity and cash flows for the period from December 1, 2017 to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Hogan Taylor LLP

Little Rock, Arkansas
March 28, 2018

UBIF TECH SOLUTIONS, INC.

BALANCE SHEET

December 31, 2017

Assets	
Current assets:	
Cash	$ 200,063
Prepaid expenses	12,500
Total current assets	212,563
Intangible assets	109,000
Total assets	$ 321,563
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	$ 126,453
Due to stockholder	200
Total current liabilities	126,653
Stockholder's equity:	
Class B Common stock, $0.001 par value; 1,400,000 shares issued and outstanding	1,400
Additional paid-in capital	198,600
Retained deficit	(5,090)
Total stockholder's equity	194,910
Total liabilities and stockholder's equity	$ 321,563

UBIF TECH SOLUTIONS, INC.

STATEMENT OF OPERATIONS

Period from December 1, 2017 to December 31, 2017

General and administrative expenses	$ 5,090
Net loss	$ 5,090

UBIF TECH SOLUTIONS, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

Period from December 1, 2017 to December 31, 2017

| | Class B Common Stock | | Additional Paid-In | Retained | |
	Shares	Amount	Capital	Deficit	Total
December 1, 2017	-	$ -	$ -	$ -	$ -
Issuance of Class B Common stock	1,400,000	1,400	198,600	-	200,000
Net loss	-	-	-	(5,090)	(5,090)
Balance, December 31, 2017	1,400,000	$ 1,400	$ 198,600	$ (5,090)	$ 194,910

UBIF TECH SOLUTIONS, INC.

STATEMENT OF CASH FLOWS

Period from December 1, 2017 to December 31, 2017

Cash Flows from Operating Activities	
Net loss	$ (5,090)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Change in operating assets and liabilities:	
Accounts payable	4,953
Due to stockholder	200
Net cash provided by operating activities	63
Cash Flows from Financing Activities	
Issuance of Class B Common stock	200,000
Net increase in cash	200,063
Cash, beginning of the period	-
Cash, end of the period	$ 200,063
Noncash Operating and Investing Activity	
Prepaid expenses acquired through accounts payable	$ 12,500
Intangible assets acquired through accounts payable	$ 108,750

UBIF TECH SOLUTIONS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

Note 1 – Summary of Significant Accounting Policies

Nature of operations

UBIF Tech Solutions, Inc., an Arkansas Corporation (the Company), was formed on December 1, 2017. The Company executed a franchise agreement in December 2017, for the purchase of the franchise rights to open four retail stores in Missouri and Arkansas, with an option to open an additional 25 stores, that are primarily involved in the repair of electronic equipment.

Basis of accounting

The Company utilizes the accrual basis of accounting for financial reporting purposes in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Intangible assets

The Company's intangible assets consist of purchased franchise rights for the operation of retail locations in specific areas for electronic equipment repair. The cost of the franchise rights includes an initial franchise fee, initial development fee and a nonrefundable option to expand its current development area. Franchise rights are recorded at cost and will be amortized using the straight-line method over the contractual term of ten years.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in *Topic 840, Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees with capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of adopting this new standard on the financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*, which provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows with the objective of reducing existing diversity in practice. ASU 2016-15 is effective for annual periods beginning after December 15, 2017. Early adoption is permitted, and the amendments in this ASU should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact the adoption of this guidance will have on its statement of cash flows.

<u>Income taxes</u>

The Company provides for deferred income taxes based on current tax rates for temporary differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A tax return is not required for the period from December 1, 2017 to December 31, 2017. As such, there are no related adjustments for the current period related to income taxes.

<u>Use of estimates</u>

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

<u>Subsequent events</u>

In February 2018, the Company executed a lease for a retail store in Springfield, Missouri. The initial lease term is for five years with annual minimum lease payments of $42,000. The Company has the option to renew the lease for two additional five-year terms.

The Company has evaluated subsequent events for recognition and disclosure through March 28, 2018, the date the financial statements were available to be issued.

Note 2 – Stockholder's Equity

The Company has authorized the initial classes of stock to be Class A Preferred, Class A Common, Class B Common and Class C NonVoting Common. The maximum number of authorized shares per classification is as follows: 400,000 shares Class A Preferred stock, 400,000 shares Class A Common stock, 1,400,000 shares Class B Common stock and 200,000 shares Class C NonVoting Common stock. All shares have a par value of $0.001. At December 31, 2017, there were no Class A Preferred, Class A Common or Class C NonVoting Common shares outstanding. There were 1,400,000 shares of Class B Common stock issued and outstanding at December 31, 2017.

Class A Preferred stockholders are entitled to a dividend preference and a liquidation preference. Upon the date that the cumulative dividend distributions made to Class A Preferred stockholders equals the initial purchase price of the Class A Preferred stock when issued, the Class A Preferred stock shall be automatically converted to a Class A Common stock on a one-for-one exchange ratio.

Note 3 – Commitments

Under the franchise agreement, the Company agrees to pay a continuing 4% of the Company's revenue received for all electronic devices sold (Recommerce Revenue), and a royalty fee equal to 7% of the Company's gross sales, excluding Recommerce Revenue. Additionally, the Company agrees to pay a technology and customer support fee equal to 1% of gross sales and an advertising fee equal to 2% of gross sales. There were no fees accrued at December 31, 2017.

Note 4 – Related Party Transactions

An advance was made to the Company by the stockholder totaling $200 at December 31, 2017. Repayment of the advance is expected to occur within one year.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine | What's New ▾ | Discover Investments | Edit My Campaign | Launch an ICO NEW | Diana C. ▾

This offering is not live or open to the public at this moment.



UBREAKIFIX

UBREAKIFIX

UBIF Tech Solutions

Electronics Repair Franchisee

Small OPO | LITTLE ROCK, AR | Electronics | US Investors Only

0

Investors

$0.00

Raised of $10K - $948K goal

Overview | Team | Terms | Updates | Comments | Share

We Fix It All!

Invest in UBIF Tech Solutions, Inc.

UBIF Tech Solutions, Inc. is a franchisee of uBreakiFix with the rights to develop over 30 stores in certain protected territories in Oklahoma, Missouri and Arkansas operating as uBreakiFix.

MISSOURI
OKLAHOMA
ARKANSAS

Where uBreakiFix is mentioned, this is the broad term for the Franchise

There are **over 450 uBreakiFix stores in the United States, Canada and Puerto Rico,** and this number is growing rapidly.

uBreakiFix is a store that fixes all types of electronics and devices. We have an obsession with gadgets and gizmos! We love all things tech, and we're experts at making sure your devices are fixed and running as if they were right out of the package.

From the phone or tablet drop in the parking lot to the drop in the lake, we've seen it all. We also understand **how traumatic it is when you break your favorite devices,** so we want you to feel better the moment you walk into a uBreakiFix store.

With a special emphasis on the customer experience, we take pride in being human. As much as we love the devices we fix, we recognize that neither us nor our customers are machines. **That's why we deliver exceptional customer service** that builds a strong bond and keeps our clients coming back to us whenever they are in need. Customer loyalty is so strong that **over 25% of the current business uBreakiFix does is repeat.**

UBIF Tech Solutions, Inc. is now looking for investors to bring more uBreakiFix stores to the protected territory we have purchased. We recognize how important uBreakiFix stores are to our communities, and we want to make sure our services are available to as many people as we possibly can.

uBreakiFix provides quality service, has strong values, and offers unique efficiency in a market that has tremendous potential. With your investment, you will help us continue to grow and impact more people and their devices!





The Offering

$5.35/share of Class A Preferred Stock | When you invest you are betting the company's future value will exceed $9.3M.



This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

For details on the bonus, please see the ***Offering Summary*** *below.*

Why We Do It



UBREAKIFIX

We're not overly sentimental, but we do what we do because we care about people and their tech. That's why uBreakiFix works. We put our customers above anything else.

Of course, we love fixing cracked screens and broken charge ports, but we get our satisfaction from helping people who have lost their connection to the outside world.



uBreakiFix was founded in 2009 by millennial duo Justin Wetherill and David Reiff, who later partnered with Eddie Trujillo to transition their internet-based brand to a brick-and-mortar model. By offering convenience, accessibility and unparalleled customer service, uBreakiFix filled a gap in the repair marketplace and has since emerged as an industry leader in growth.

What We Do



uBreakiFix services anything with a power button, including smartphones, game consoles, tablets, computers, drones, hover boards and everything in between. **To date, uBreakiFix has completed more than 4 million repairs.**

While common fixes include cracked screens, software issues and camera issues, the brand offers support for most technical problems on any electronic device, regardless of make or model. Through strategic partnerships with leading technology companies, including Samsung, Google and Hewlett Packard, **uBreakiFix provides Samsung Galaxy, Google Pixel and Pixelbook customers with manufacturer-backed, same-day repair services using genuine parts.**

Free Diagnostic	**Low Price Guarantee**	**Quick Turnaround**	**Worldwide Warranty**
We believe in a transparent repair process. If you're not sure what's wrong with your device, we'll diagnose it for free.	We want you to be confident that you're getting the best price. We'll match any local competitor's published price for the same repair and beat it by $5.	We know you don't have all day so we'll return your device as quickly as possible. Most of our repairs can be performed in under two hours.	All of our repairs are backed with our Worldwide, hassle-free warranty. This warranty is valid at all of our locations worldwide.

Location, Location, Location

Location and convenience are essential to any strong brick-and-mortar business. Our development area will accommodate over 30 stores. We have identified our first 10 targeted areas to develop our initial stores. We have 2 stores currently open and 3 more under construction with several other sites under negotiation.

Our locations are in densely-populated, high-traffic areas. Our first two locations are highly visible near universities and strategically located near AT&T, Verizon and other major carriers.



Efficiency



Efficiency is something we take pride in for all aspects of our business. We understand our customers are busy people. In a world of increasing speed, it is imperative that the wait times for our customers are also as quick and efficient as possible. **That's why we try to make sure every one of our repairs is done in two hours or less.**

Phones are crucial to our productivity and everyday lives. We rely on calendars, email, wellness apps, contact with loved ones, the list goes on. Some repair shops will make you wait over 24 hours before they return something like a phone back to you. Being expected to go that long without such an important part of your life is unrealistic and something we never want our customers to endure.

Our stores use the smallest footprint available so that we can maximize efficiency. Our ideal store size is 1200-1400 square feet which allows us to have reasonable rent cost, which in turn allows us to maximize profit.

Since we have operated businesses in the areas we are developing, we are very familiar with the real estate and the area brokers and developers. It is our opinion that we bring positive business traffic to any shopping center that we are in.

Market



In 2017, it was reported that over 266 million people in the United States use cell phones. That's almost 80% of the nearly 330 million people that make up our nation. That's an incredible amount of business!

How many phones have you broken? How about your teenager, or your



friends? The need for cell-phone repair alone is astronomical. Add in computers, tablets, game consoles, and you can start to see why we need to open so many locations.

Your investment is going into a $4 billion market that has seen an annual growth of 5.5% since 2012. As more people buy electronic devices, this number is only going to go up. And because we offer such excellent customer service and repairs, we believe our customers will keep coming back to us.



Invest in UBIF Tech Solutions, Inc. Today!



At UBIF Tech Solutions, Inc. we are passionate about our work, and that enthusiasm can be felt in every repair that we do. We're the best in the industry, because we give every device the same care and attention that we would give our own.

We treat each diagnosis and repair as a challenge waiting to be beaten and not like a chore that needs to be done. We take every opportunity to be better than we were yesterday, and we thought yesterday was a pretty good day.

Electronic devices are not going anywhere; in fact, automating our lives with technology is only becoming more prevalent. Because of that, there will always be a need for the people that can fix these devices. On top of that, two of our most important qualities are:

1. Passion for the electronics we work with so you know you always get the most knowledgeable, up-to-date tech support and repair.

2. Desire to be helpful—we love people and we are staffed with professionals who truly care about the customer and make sure they are back up and running as quickly as possible.

You can also be confident in our meticulous approach to finding the perfect locations for our uBreakiFix stores. We are incredibly selective and careful when finding development locations because just like our repair service and customer service, we never settle for less than the best.

Finally, it is important to recognize we have an incredibly experienced, well-crafted team that has a strong plan in place to help execute and make these store locations profitable. We truly believe in our business and we hope you, our investors, also recognize the potential for our business model.

Invest in UBIF Tech Solutions, Inc. and help us take our technology-focused, customer-first approach to repair to even more communities.



April 2018		November 2018		December 2018		2020	
Opened First Store in Springfield, MO		Joplin, MO Opening (ANTICIPATED)		Tulsa, OK Store 2 Opening (ANTICIPATED)		12 Planned Openings (ANTICIPATED)	
	September 2018		November 2018		2019		2021
	Opened Fayettville, AR		Tulsa, OK Store 1 Opening (ANTICIPATED)		8 Planned Openings - Site Selection Underway (ANTICIPATED)		Complete the Buildout of Our Territory (ANTICIPATED)

Meet Our Team

  

Mike Pierce
Director, Chairman and President

Mike has started and led multiple companies. His area of business involvement has been in real estate development, consulting, restaurant development, retail development and operations. Mike sold his restaurant companies in late 2010 and at that time had over five hundred (500) employees. From January 2013 through September 2017, Mike served as President of Cantrell Drug Company, a pharmaceutical company located in Little Rock, Arkansas . He has served on the board of several public companies, was one of the founding directors of a public company and presently serves on the board of a large health care company. Mike's background in business, commitment to training and developing teams, commitment to quality and customer focus provide him the expertise to lead UBIF Tech Solutions, Inc. Positions and offices currently held with the Issuer: Position: President Dates of Service: December 1, 2017 - present Responsibilities: Overall management and leadership of the company Other business experience in the past three years: Board Member of Baptist Health (a large health care provider) for the past 10 years and served on multiple committees. Employer: Cantrell Drug Company Title: President of Cantrell Drug Company Dates of Service: January 1, 2013 - September 7, 2017 Responsibilities: Management and leadership of the company

Brad Reece
Director, Secretary and Chief Operating Officer

Brad attended Drury University with a focus on business and brings over twenty (20) years of multi-state leadership experience, operations management and team building. Brad was an operating partner at a cross country restaurant chain with management responsibilities in multiple states. Brad's assignments included managing construction, developing and implementing successful operational and marketing strategies. Brad also served as director of operations for a multi-location business in two (2) states for over fifteen (15) years. From September 2015 through December 2017, Brad served as the Director of Operations of Cantrell Drug Company, a pharmaceutical company located in Little Rock, Arkansas. Between March 2011 and August 2015, Brad was an operating partner in Genghis Grill restaurants. Brad's background in business, commitment to training and developing teams, commitment to quality and customer focus provide him the expertise to lead the operations for UBIF Tech Solutions, Inc. Positions and offices currently held with the Issuer: Position: Chief Operating Officer Dates of Service: December 10, 2017 - present Responsibilities: Lease and manage operations Position: Secretary/Treasure Dates of Service: December 10, 2017 - present Responsibilities: Records

Sam Dundee
Chief Financial Officer

Sam has many years of business experience gained as a partner in CPA firms, company controller, chief financial officer and business owner focusing on real estate development, construction and multi-unit franchise restaurants. He has extensive experience in all accounting functions, financial reporting, all business taxes, budgeting, risk management and strategic planning. Sam has worked with Mike Pierce in many business ventures over the last 30 years, including working with Mike and Brad Reece for 15 years. He has a bachelors degree in accounting from Texas A&M-Texarkana and a master's degree in accounting from the University of Houston-Clear Lake City. Sam is a certified public accountant and a member of the AICPA, ASCPA and licensed as a CPA in Arkansas and Texas. Sam's background in business, accounting, finance and strategic planning has prepared him to manage the accounting and finance activities of UBIF Tech Solutions, Inc. Positions and offices currently held with the issuer: Position: CFO Dates of Service: August 1, 2018 - present Responsibilities: Financial management and cash management Employer: Cantrell Drug Company Title: CFO Dates of Service: August 1,2017 - July 31, 2018 Employer : Cantrell Drug Company Title: Director of Strategic Planning Date of Service: March 1, 2015 - July 31, 2017

Offering Summary

Maximum 177,272* shares of Class A Preferred Stock ($948,405.20)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,869 shares of Class A Preferred Stock ($9,999.15)

Company	UBIF Tech Solutions, Inc.
Corporate Address	506 Hickory Creek Court, Little Rock, AR 72212.
Description of Business	The Company is a franchisee of UBIF Franchising, Co. with the rights to develop over 30 uBreakiFix stores in certain protected territories in Oklahoma, Missouri and Arkansas operating as uBreakiFix. UBREAKIFIX™ stores principally offer and sell repair services relating to computers, smart phones, tablets, gaming consoles and other electronic equipment, as well as other related services and ancillary products.
Type of Security Offered	Class A Preferred Stock
Purchase Price of Security Offered	$5.35
Minimum Investment Amount (per investor)	$535

The 10% Bonus for StartEngine Shareholders

UBIF Tech Solutions, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $5.35 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $535. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential Investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

STATE OF ARKANSAS



SECRETARY OF STATE

Mark Martin
ARKANSAS SECRETARY OF STATE

To All to Whom These Presents Shall Come, Greetings:

    I, Mark Martin, Arkansas Secretary of State of Arkansas, do hereby certify that the following and hereto attached instrument of writing is a true and perfect copy of

Articles of Amendment With Restatement

of

UBIF TECH SOLUTIONS, INC.

filed in this office
December 28, 2017.



In Testimony Whereof, I have hereunto set my hand and affixed my official Seal. Done at my office in the City of Little Rock, this 28th day of December, 2017.

Mark Martin
_____
Arkansas Secretary of State


AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
UBIF TECH SOLUTIONS, INC.

These Amended and Restated Articles of Incorporation of UBIF Tech Solutions, Inc. (the "**Corporation**") are adopted and filed by the incorporator before issuance of shares pursuant to ARK. CODE ANN. §§ 4-27-1005 of the Arkansas Business Corporation Act (ARK. CODE ANN. §§ 4-27-101 *et seq.*) as follows:

A.   <u>Name</u>. The name of the Corporation as filed is UBIF Tech Solutions, Inc.

B.   <u>Original Articles</u>. The Articles of Organization of the Corporation were filed on December 1, 2017 as Filling Number 811151074 and Document Number 9332211001 (the "**Original Articles**").

C.   <u>Amendment to Original Articles</u>. The Original Articles are amended and restated by striking everything after the introductory paragraph prior to paragraph 1 of the Original Articles and substituting the following in lieu thereof:

1.   **Name.** The name of this corporation is UBIF Tech Solutions, Inc.

2.   **Capital Structure and Classes of Shares.** The corporation is authorized to issue classes of shares (each share a "**Share**"), each class to carry an alphabetical designation (in total, a "**Class of Shares**"). The initial Classes of Shares are Class A Preferred, Class A Common, Class B Common and Class C Non-voting Common. The maximum number of authorized Class A Preferred Shares shall be four hundred thousand (400,000), the maximum number of authorized Class A Common Shares shall be four hundred thousand (400,000); the maximum number of authorized Class B Common Shares shall be one million four hundred thousand (1,400,000) and the maximum number of authorized Class C Non-voting Common Shares shall be two hundred thousand (200,000). All Shares shall have a par value of $0.001.

(a)   Each Class A Preferred Share shall be issued for the consideration as determined by the Board of Directors. Class A Preferred Shares shall be Voting Shares and be entitled to the rights and benefits as set forth in this Agreement. The combination of the Class A Preferred Shares and the Class A Common Shares shall at all times, and irrespective of any future issuance of Shares of any class, constitute thirty-five percent (35%) of the voting Shares of the corporation. Class A Preferred Shares are entitled to a dividend preference and a liquidation preference as set forth in Section 11 below. Upon the date that the cumulative dividend distributions made to each Class A Preferred shareholder equals the initial purchase price of the Class A Preferred Share when issued by the corporation, the Class A Preferred Share shall be automatically converted to a Class A Common Share. Upon the date that all Class A Preferred Shares have been converted to Class A Common Shares, no further Class A Preferred Shares shall be authorized or issued.

(b)   Each Class A Common Share shall be issued upon the conversion of a Class A Preferred Share on a one-for-one exchange ratio as set forth above. Class A Common Shares shall be voting Shares and be entitled to the rights and benefits as set forth in these articles. The combination of the Class A Preferred Shares and the Class A Common Shares shall at all times, and irrespective of any future issuance of Shares of any class, constitute thirty-five percent (35%) of the voting Shares of the corporation.

(c)   Class B Common Shares shall be issued for consideration as determined by the Board of Directors. Class B Common Shares shall be voting Shares and be entitled to the rights and benefits as set forth in these articles. Irrespective of any future issuance of Shares of any class, Class B Common Shares shall always constitute sixty-five percent (65%) of the voting Shares of the corporation.

(d)   Class C Non-voting Common Shares shall be restricted to employees of the corporation and issued by the Board of Directors on such terms and conditions as the Board of Directors deems appropriate in its sole discretion, including vesting or forfeiture schedules determined on an individual, case-by-case basis. Class C Non-voting Common Shares outstanding (including both vested and unvested Class C Non-voting Common Shares) may not at any time exceed ten percent (10%) of the total Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares outstanding at such time (which shall be equitably adjusted to give effect to any Share split, reverse split or similar reclassification of the Shares). Class C Non-voting Common Shares shall be non-voting Shares, except as may be reserved under Arkansas law.

(e)   Class A Preferred Shares, Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares together shall constitute all of the equity interests in the corporation and Class A Shares (Preferred and Common) combined with Class B Common Shares shall constitute one hundred percent (100%) of the voting Shares. Equity interests and voting interests shall be allocated among the holders of Class A Shares (Preferred and Common), Class B Common Shares and Class C Non-voting Common Shares consistent with the provisions of this paragraph 2.

3.   **Registered Office and Agent.** The initial registered office of this corporation shall be located at 11601 Pleasant Ridge Road, Suite 301, Little Rock, AR 72212 and the name of the registered agent of this corporation at that address is John C. Lessel.

4.   **Incorporator.** The name and address of each incorporator is as follows:

Name	Post Office Address
John C. Lessel	11601 Pleasant Ridge Rd., Suite 301 Little Rock, AR 72212

5.   **Business Purposes.** The nature of the business of the corporation and the object or purposes proposed to be transacted, promoted or carried on by it are as follows:

(a)   The primary purpose of the corporation shall be commercial;

(b)   To conduct any other business enterprise not contrary to law;

(c)   To exercise all of the powers enumerated in ARK. CODE ANN. § 4-27-302.

6.   **Share Restrictions.** The President and Secretary of the corporation shall have the authority on behalf of the corporation to enter into any contract between the corporation and all of its shareholders (a) imposing restrictions on the future transfer (whether inter vivos, by inheritance, or by testamentary gift), hypothecation or other disposition of its Shares; (b) granting purchase options to the corporation or its shareholders; or (c) requiring the corporation or its shareholders to purchase Shares upon stated contingencies.

7.   **Directors.** The number of directors constituting the Board of Directors shall be provided in the Bylaws of the corporation. The Board of Directors shall have all those powers and duties enumerated in the Arkansas Business Corporation Act of 1987.

8.   **Director Liability.** To the fullest extent permitted by the Arkansas Business Corporation Act of 1987 as it now exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

9.   **Indemnification.** (a) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts

paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or preceding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b)   The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(c)   To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subparagraphs (a) or (b), or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d)   Any indemnification under subparagraphs (a) or (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standards of conduct set forth in subparagraphs (a) or (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the shareholders.

(e)   Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this paragraph.

(f)   The indemnification provided by this paragraph 9 shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g)   The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this paragraph.

(h)   The powers and duties of the corporation to indemnify any person under this paragraph shall apply with equal force whether an action, suit or proceeding is threatened or commenced in this state or outside this state.

10.   **Stock Certificates.** All Shares issued by the corporation shall be represented by certificates.

11.   **Dividends and Liquidation.** The corporation may, but is not required to, distribute dividends on the Shares from time to time. Any dividend, or any disbursement due to liquidation, shall comply with the following:

(a)   Dividends shall be distributed as follows:

(i)   First, until the shareholders owning Class A Preferred Shares have received cumulative distributions under subsection (A) below equal to their initial purchase price of the Class A Preferred Shares when issued by the corporation ("**Basis**"):

(A)   Seventy percent (70%) to shareholders owning Class A Preferred Shares pro rata in proportion to each shareholder's ownership of Class A Preferred Shares to the total of all outstanding Class A Preferred Shares; and

(B)   Thirty percent (30%) to commons shareholders pro rata in proportion to each shareholder's ownership of Class A Common Shares, Class B Common Shares and/or Class C Non-voting Common Shares to the total of all outstanding Class A Common, Class B Common and Class C Non-voting Common Shares.

(ii)   After all shareholders owning Class A Preferred Shares have received cumulative distributions equal to their Basis and each Class A Preferred Share has been converted to a Class A Common Share, dividends shall be distributed to the shareholders owning Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares in proportion to the shareholders' ownership of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares to the total number of Class A Common Shares, Class B Common Shares and Class C Non-voting Common Shares outstanding, as adjusted from time to time. For the purposes of this Section 11, only vested Class C Non-voting Common Shares shall be counted among Shares outstanding.

(b)   Upon dissolution of the corporation (i) an accounting shall be made by the corporation's accountants of the accounts of the corporation and of the corporation's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution, and (ii) the Board of Directors shall proceed to wind up and liquidate the corporation's assets (except to the extent the Board of Directors may determine to distribute any assets to the shareholders in kind), discharge the corporation's obligations, and wind up the corporation's business and affairs as promptly as is consistent, in the Board of Directors' sole judgment, with obtaining the fair value thereof. The proceeds of liquidation belonging to the corporation, to the extent sufficient, shall be applied and distributed as follows:

(i)   First, to the payment and discharge of all of the corporation's debts and liabilities to third parties except those owing to shareholders in general or to the establishment of any reasonable reserves for contingent or unliquidated debts and liabilities of the corporation, as appropriate;

(ii)   Second, to the payment of any debts and liabilities owing to the shareholders;

(iii)   Third, to the shareholders holding Class A Preferred Shares the amount of their unreturned Basis;

(iv)   Fourth, subject to the ten percent (10%) limitation applicable to Class C Non-voting Common Shares as set forth in Section 2(d), to the shareholders in proportion to their ownership of Shares.

(c)   Any assets distributed in kind shall be both (i) valued for this purpose at their net fair market value, and (ii) deemed to have been sold as of the date of dissolution. Fair market value of the corporation's assets shall be determined by the Board of Directors; provided, however, that the Board of Directors may engage another person, at the expense

of the corporation to advise the Board of Directors with respect to the determination of fair market value.

(d) Upon completion of the winding up, liquidation and distribution of the assets, the corporation shall be deemed terminated, and the Board of Directors shall (i) file Articles of Dissolution with respect to the corporation with the Arkansas Secretary of State and (ii) comply with any requirements of applicable law pertaining to the winding up of the affairs of the corporation and the final distribution of its assets.

UBIF Tech Solutions, Inc.



By: John C. Lessel

John C. Lessel, Incorporator

server\john\my documents\pierce, mike
amended and restated articles of incorporation 12-27-17

STATE OF ARKANSAS



SECRETARY OF STATE

Mark Martin

ARKANSAS SECRETARY OF STATE

To All to Whom These Presents Shall Come, Greetings:

I, Mark Martin, Arkansas Secretary of State of Arkansas, do hereby certify that the following and hereto attached instrument of writing is a true and perfect copy of

Certificate of Amendment

of

UBIF TECH SOLUTIONS, INC.

filed in this office
November 09, 2018

In Testimony Whereof, I have hereunto set my hand and affixed my official Seal. Done at my office in the City of Little Rock, this 9th day of November 2018.

Mark Martin

Mark Martin
Secretary of State



Online Certificate Authorization Code: 2042835be5d141b3c5b
To verify the Authorization Code, visit sos.arkansas.gov



Certificate of Amendment (new code/no shares)

Filing Information	
Entity File Number:	811151074
Alt Entity Type:	DomForprofitNewCode
Entity Name:	UBIF TECH SOLUTIONS, INC.
File Date:	2018-11-09 11:00:35
Alt Tax Type:	StockCorporation
Filing Signature:	MIKE PIERCE
Amendment Date:	2018-11-09
Amendment Text:	Paragraph 10 of the Amended and Restated Articles of Incorporation for UBIF Tech Solutions, Inc. Filing #811151074, is deleted and the following new Paragraph 10 is inserted in lieu: "Shares issued by the corporation may be, but are not required to be, represented by certificates." All other information in the Amended and Restated Articles of Incorporation remains the same.
Amendment Approval Type:	a